OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2006
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b).(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. )*

SMART Modular Technologies (WWH), Inc.
(Name of Issuer)
Ordinary Shares

$0.00016667 Par Value
(Title of Class of Securities)
G82245 10 4
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	G82245 10 4

1	NAMES OF REPORTING PERSONS: Mukesh Patel

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		39,326,283

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		39,326,283

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	39,326,283

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	67.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	G82245 10 4

1	NAMES OF REPORTING PERSONS: Harsha Patel

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		39,326,283

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		39,326,283

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	39,326,283

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	67.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	G82245 10 4

1	NAMES OF REPORTING PERSONS: Patel Family Partners, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	State of California, U.S.A.

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		39,326,283

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		39,326,283

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	39,326,283

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	67.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

This Schedule 13G is being filed pursuant to Rule 13d-1(d) which requires filing of a Schedule 13G by February 14, 2007 based on ownership of the Issuer’s securities as of December 31, 2006. This Schedule 13G is being filed early based on ownership as of March 3, 2006. An update to this Schedule 13G will be filed to reflect ownership of Issuer’s securities as of December 31, 2006.
Item 1(a). Name of Issuer:
SMART Modular Technologies (WWH), Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
4211 Starboard Drive, Fremont, CA 94538
Item 2(a). Name of Person Filing:
Mukesh Patel, a United States citizen (“Mukesh”)
Harsha Patel, a United States citizen (“Harsha”)
Patel Family Partners, L.P., a California limited partnership (“PFP”)
Item 2(b). Address of Principal Business Office or, if None, Residence:
The address of each of Mukesh, Harsha and PFP is:
8624 White Oak Court
Pleasanton, CA 94588
Item 2(c). Citizenship:
The citizenship of each of Mukesh, Harsha and PFP is:
United States of America
Item 2(d). Title of Class of Securities:
Ordinary Shares, par value $0.00016667
Item 2(e). CUSIP Number:
G82245 10 4

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
     If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.
(a)	Amount beneficially owned: See Item 9 of each of the cover pages.

(b)	Percent of class: See Item 11 of each of the cover pages.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: See Item 5 of each of the cover pages.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each of the cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each of the cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
     The right to receive dividends on, and proceeds from the sale of, the shares which are beneficially owned by the filing persons is governed by the limited partnership agreement of PFP and such dividends or proceeds may be distributed with respect to the general and limited partnership interests in accordance therewith.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     PFP is the record and beneficial owner of the securities of SMART Modular Technologies (WWH), Inc. reported hereby. Mukesh and Harsha are the general partners of PFP. In their capacity as the general partners of PFP, each of Mukesh and Harsha may pursuant to Rule 13d-3 of the Exchange Act of 1934, as amended, be deemed the beneficial owner of the securities reported hereby.

Item 8.	Identification and Classification of Members of the Group.
     See Exhibit 1 hereto.

Item 9.	Notice of Dissolution of Group.
     n/a

Item 10.	Certifications.
     (a) n/a
     (b) n/a

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 2006

(Date)

MUKESH PATEL

/s/ Mukesh Patel

(Signature)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 2006

(Date)

HARSHA PATEL

/s/ Harsha Patel

(Signature)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 2006

(Date)

PATEL FAMILY PARTNERS, L.P.

By: /s/ Mukesh Patel

(Signature)

Mukesh Patel, General Partner

(Name/Title)

JOINT FILING STATEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that (i) this statement on Schedule 13G has been adopted and filed on behalf of each of them and (ii) all future amendments to such statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.
March 3, 2006

MUKESH PATEL

/s/ Mukesh Patel

(Signature)

HARSHA PATEL

/s/ Harsha Patel

(Signature)

PATEL FAMILY PARTNERS, L.P.

By: /s/ Mukesh Patel

(Signature)

Mukesh Patel, General Partner

(Name/Title)

Exhibit 1
     As required by Item 8 of the Schedule 13G to which this exhibit is attached, the name and classification of each member of the group is provided below:

Identification	Classification

TPG Advisors III, Inc.	CO
TPG Advisors IV, Inc.	CO
T3 Advisors II, Inc.	CO
Francisco Partners GP, LLC	OO
Francisco Partners, L.P.	PN
Francisco Partners Fund A, L.P.	PN
Francisco Partners Management, LLC	OO
FP Annual Fund Investors, L.L.C.	OO
Shah Capital Partners, L.P.	PN
Patel Family Partners, L.P.	PN
WestRiver Management, LLC	OO
WestRiver Capital LLC	OO